UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 13, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

HARMONY IS RUNNER-UP IN SUNDAY TIMES TOP 100 COMPANIES AWARDS

Johannesburg, Friday, 13 November 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is delighted to have been declared as runner-up in the prestigious Sunday Times Top 100 Companies Awards held last night.

The awards acknowledge those JSE-listed companies that have created wealth and value for shareholders. Those with a minimum market capitalisation of R5 billion at 31 August 2020 and a track record of five years trading from 1 September 2015 were ranked on their compound annual growth rate (CAGR) over the five-year period.

Also considered were subjective qualifying criteria relating to a company’s perceived compliance with good governance and ethical conduct.

Harmony CEO Peter Steenkamp said: “We are honoured to be awarded second place and be amongst the top 3 companies in South Africa; this is testimony to the commitment and hard work of all of Harmony’s people, both in South Africa and Papua New Guinea.”

“This is Harmony’s 70th anniversary year; more than any other South African gold mining company, we believe we demonstrate true sustainability - from our enduring history and the product we mine to the way we mine it, taking care to preserve the environment and to support our communities. I am most grateful for the continued support of Harmony’s board, executives and employees, our shareholders, trade unions, regulators and communities,” Steenkamp added.

Given the South African Government’s continuing drive to contain COVID-19, and to show respect for the country's doctors, nurses and healthcare workers who are in the frontline in the fight against the pandemic, the awards ceremony took place virtually.

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
13 November 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 13, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director